Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated March 12, 2010	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Gordon Xiaogang Wang
	Name:	Gordon Xiaogang Wang
	Title:	Vice president, chief financial officer

Date: March 12, 2010

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Chen Fu, IR Director	Ms. Linda Salo, Sr. Financial Writer
Phone: +86-21-51518888 Ext. 2228	Phone: +1-646-922-0894
Email: fuchen@chinadrtv.com	Email: linda.salo@ccgir.com
www.chinadrtv.com
Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

FOR IMMEDIATE RELEASE

For Immediate Release

Acorn International Announces Chief Financial Officer to Step Down

SHANGHAI, China, March 12, 2010 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services through extensive distribution network, today announced that effective April 1, 2010 Gordon Wang will step down as Chief Financial Officer (“CFO”) in order to pursue other professional interests.

Following his departure, Mr. Wang will continue serving as an external consultant to continue contributing his knowledge and expertise to the Company. The Company has initiated a search for a qualified CFO with international management and U.S. capital markets experience. Mr. David He, Vice President of Operations in charge of the Company’s financial systems, logistics, and payments systems, will serve as interim CFO until a successor is named.

“Mr. Wang has been a valuable member of our team and I would like to personally thank him for his contribution as CFO for the past five years, during which he successfully led our initial public offering and listing on the New York Stock Exchange,” said Mr. James Hu, Chairman and Chief Executive Officer of Acorn. “We will continue to benefit from Gordon’s industry knowledge as a consultant to the Company. In the mean time, with his background and history with Acorn, we are confident that David He is well-prepared to serve as the interim CFO as we continue our search for a permanent replacement.”

“It has been a great experience serving as Acorn’s CFO for the past five years. I look forward to continue working with the management team in a consulting role, taking the Company to the next level,” commented Mr. Wang. “I will work closely with Mr. He and the rest of the management team to ensure a smooth transition to the new CFO.”

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third-party bank channels, outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things, Acorn’s expectation that Mr. Wang will continue to serve as a company consultant after his departure from the company. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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